UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2013

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number	1-7898

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe's 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

LOWE’S 401(k) PLAN
- TABLE OF CONTENTS -

NOTE:
All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in
Lowe’s 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 27, 2014

Lowe's 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2013	December 31, 2012
Assets
Cash	$2,330,009	$1,216,491
Participant-directed investments at fair value	4,494,250,180	3,533,690,090
Receivables:
Due from broker for securities sold	2,508,358	4,620,232
Total receivables	2,508,358	4,620,232

Total assets	4,499,088,547	3,539,526,813

Liabilities

Due to broker for securities purchased	4,640,140	5,706,332

Net assets available for benefits at fair value	4,494,448,407	3,533,820,481

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(5,601,549)	(14,274,056)

Net assets available for benefits	$4,488,846,858	$3,519,546,425

See accompanying notes to financial statements.

Lowe's 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2013
Additions
Investment income:
Net appreciation in fair value of investments	$1,069,931,939
Dividends	39,861,948
Interest	6,236,580
Total investment income	1,116,030,467

Contributions:
Participant contributions	227,820,191
Employer contributions	147,031,081
Total contributions	374,851,272

Total additions	1,490,881,739

Deductions
Benefits paid to participants	521,581,306

Total deductions	521,581,306

Net increase in net assets	969,300,433

Net assets available for benefits
Beginning of year	3,519,546,425
End of year	$4,488,846,858

See accompanying notes to financial statements.

Lowe's 401(k) Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Lowe's 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and summary plan description for more complete descriptions of the Plan's provisions.

General - The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe’s Companies, Inc. and subsidiaries (the Plan Sponsor or the Company). An employee of the Plan Sponsor is eligible to participate in the Plan six months after the employee’s original hire date. The Administrative Committee of Lowe’s Companies, Inc. (the Administrative Committee), as appointed by the Board of Directors, controls the management and administration of the Plan. The Plan’s trustee and recordkeeper is Wells Fargo Bank, N.A (Wells Fargo). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a safe harbor-designed plan.

Contributions - Each year, participants may contribute from 1% to 50% of their pre-tax annual compensation, as defined by the Plan, subject to the Internal Revenue Code limitations. Eligible employees must make an active election to participate in the Plan. Participants age 50 and older, or who reach age 50 during the Plan year, are eligible to contribute an additional pre-tax dollar amount per year in addition to the deferral contribution. For 2013, the maximum annual amount of catch up that could be contributed was $5,500. The Company makes contributions to the Plan each payroll period, based upon a matching formula applied to employee deferrals (the Company Match). The Company Match formula is as follows: the first 3% of contributions are matched by the Plan Sponsor at the rate of 100%; the next 2% of contributions are matched at the rate of 50%; and the next 1% of contributions are matched at the rate of 25%. Participants are eligible to receive the Company Match pursuant to the terms of the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company Match, and an allocation of Plan earnings and charged with benefit payments and an allocation of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account balance.

Vesting - All participants are 100% vested in the Plan at all times.

Investments – As of December 31, 2013, the 22 investment options to which participants could direct their contributions included Lowe’s Companies, Inc. common stock; one stable value fund; 11 target retirement date funds (collective trusts); seven mutual funds consisting of two small-cap funds, one mid-cap fund, two large-cap funds, one intermediate-term bond fund, and one international fund; and two separate accounts which are privately managed investment accounts designed to mirror the performance of specific mutual funds. Excess cash is held in a non-interest bearing cash account.

The plan’s collective trust investments are designed to offer a diversified portfolio within a single fund that adjusts its underlying asset mix over time, decreasing exposure to equities and increasing exposure to bonds as each fund’s target retirement date approaches. There are currently no redemption restrictions on these investments.

Payment of Benefits - Subsequent to termination of service, a participant with a vested account value of $1,000 or less that has not elected to perform a direct rollover to an eligible retirement plan will automatically receive a lump-sum distribution equal to the participant’s vested account balance. If the vested account value is greater than $1,000, and less than $5,000, a participant may elect to receive a lump-sum distribution equal to the participant’s vested account balance. If the participant does not make such an election, the Plan performs a direct rollover to an individual retirement account designated by the participant or, if the participant has not designated an individual retirement account, to an individual retirement account designated by the Administrative Committee. If the vested account value is greater than $5,000, the participant’s vested account balance remains in the Plan and is not distributed without the participant’s consent until the participant reaches age 62. The Plan allows for in-service withdrawals to participants under age 59½ only in cases of financial hardship. Such withdrawals must total at least $1,000 and be approved by the Plan's recordkeeper or the Administrative Committee. Participants who have attained age 59½ are entitled to a one-time in-service withdrawal of their accumulated balances.

The Plan allows for a one-time in-service withdrawal to participants in the former Lowe’s Companies Employee Stock Ownership Plan (the ESOP) who have attained 20 or more years of service with the Plan Sponsor. The ESOP was merged into the Plan effective September 13, 2002. Eligible participants may withdraw up to 50% of their former ESOP account balance by requesting a distribution through the Retirement Service Center. The distribution may be transferred to either an IRA or paid directly to the participant.

Plan Year - The Plan year is January 1 to December 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results may differ from these estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Refer to Note 3 for additional details regarding the Plan’s valuation methods.

The fully benefit-responsive stable value fund held at December 31, 2013, and 2012, is stated at fair value and then adjusted to be presented on a contract value basis in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on an accrual basis. Dividends are accrued based on the ex-dividend date. Interest earned on the stable value fund held at December 31, 2013, and 2012, is reinvested on a daily basis.

Investment management expenses charged to the Plan for investments in the mutual funds, separate accounts and collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2013. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $131,579 at December 31, 2012.

Administrative Expenses - As provided by the Plan document, administrative expenses (excluding certain investment management expenses) of the Plan are paid by the Plan Sponsor.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (the IRC) limits. There were no excess contributions as of December 31, 2013, and 2012.

Note 3 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-level hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the hierarchy are defined as follows:

•	Level 1 – inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities

•	Level 2 – inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

•	Level 3 – inputs to the valuation techniques that are unobservable for the assets or liabilities

The following tables present the Plan’s participant-directed investments measured at fair value on a recurring basis as of December 31, 2013, and 2012, respectively:

		Fair Value Measurements at Reporting Date Using
	December 31, 2013	Level 1	Level 2	Level 3
Participant-directed investments at fair value:
Common stock	$2,368,008,225	$2,368,008,225	$—	$—
Mutual funds:
Large-cap	234,401,770	234,401,770	—	—
Mid-cap	230,839,028	230,839,028	—	—
Small-cap	129,151,139	129,151,139	—	—
Intermediate bond	41,507,585	41,507,585	—	—
International	129,486,822	129,486,822	—	—
Collective trusts:
Target retirement date	772,247,128	—	772,247,128	—
Separate accounts: (1)
U.S. equities	303,571,861	303,571,861	—	—
International equities	14,486,694	14,486,694	—	—
Money market mutual funds	11,764,665	11,764,665	—	—
Corporate bonds	987,526	987,526	—	—
Accrued income receivable	508,664	508,664	—	—
Receivables for investment securities sold	1,540,606	1,540,606	—	—
Payables for investment securities purchased	(1,170,595)	(1,170,595)	—	—
Accrued expenses	(382,292)	(382,292)	—	—
Galliard Stable Value Fund	257,301,354	—	257,301,354	—
Total participant-directed investments at fair value	$4,494,250,180	$3,464,701,698	$1,029,548,482	$—

		Fair Value Measurements at Reporting Date Using
	December 31, 2012	Level 1	Level 2	Level 3
Participant-directed investments at fair value:
Common stock	$1,851,440,502	$1,851,440,502	$—	$—
Mutual funds:
Large-cap	161,220,511	161,220,511	—	—
Mid-cap	168,759,545	168,759,545	—	—
Small-cap	89,379,268	89,379,268	—	—
Intermediate bond	47,174,517	47,174,517	—	—
International	106,691,948	106,691,948	—	—
Collective trusts:
Target retirement date	584,022,126	—	584,022,126	—
Separate accounts: (1)
U.S. equities	221,961,143	221,961,143	—	—
International equities	18,458,827	18,458,827	—	—
Money market mutual funds	11,173,422	11,173,422	—	—
Corporate bonds	404,337	404,337	—	—
Exchange traded funds	401,479	401,479	—	—
Accrued income receivable	280,876	280,876	—	—
Receivables for investment securities sold	322,003	322,003	—	—
Payables for investment securities purchased	(718,010)	(718,010)	—	—
Accrued expenses	(302,774)	(302,774)	—	—
Galliard Stable Value Fund	273,020,370	—	273,020,370	—
Total participant-directed investments at fair value	$3,533,690,090	$2,676,647,594	$857,042,496	$—

(1)	The balances included here represent the fair values of the underlying securities of the American Century Value Account and the T. Rowe Price Mid-Cap Value Account.

There were no transfers between Levels 1, 2 or 3 during any of the periods presented.

When available, quoted prices in active markets are used to determine fair value. When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy. When quoted prices are not available, fair values are determined using pricing models, and the inputs to those pricing models are based on observable market inputs.

The Plan’s investments in common stock are valued based upon the closing price reported on the recognized securities exchange on which the individual security is traded. The Plan’s investments in mutual funds are valued at the quoted market prices, which represent the net asset values of shares held by the Plan. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission and are deemed to be actively traded. The Plan’s investments in separate accounts are valued based on the fair value of the underlying investments. The underlying investments consist of marketable securities and were valued based upon the closing price reported on the recognized securities exchange on which the individual security is traded. The Plan’s investments in the target retirement date funds were valued at the net asset value of units of a bank collective trust. Unit values are determined by the organization sponsoring such collective trusts by dividing the collective trusts’ net assets at fair value by its units outstanding at each valuation date. These funds were valued using the quoted prices of the underlying securities, which represent the net asset value of shares held by the Plan. The stable value fund held at December 31, 2013 and 2012, was valued at the net asset value of units of the collective trust. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Note 4 - Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2013, and 2012:

	December 31, 2013	December 31, 2012
Lowe's Companies, Inc. common stock (1)	$2,368,008,225	$1,851,440,502
Galliard Stable Value Fund	$257,301,354	$273,020,370
Mutual fund - T. Rowe Price Mid-Cap Growth Fund (2)	$230,839,028	$168,759,545

(1)	Represents a party-in-interest to the Plan. The Plan held 47,790,277 shares and 52,123,888 shares at December 31, 2013, and 2012, respectively.

(2)
The balance at December 31, 2013 represents 5% or more of the Plan's net assets available for benefits, whereas the balance at December 31, 2012 represented less than 5% of the Plan’s net assets available for benefits but has been included here for comparative purposes.

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,069,931,939 as follows:

December 31, 2013
Common stock	$697,977,665
Mutual funds:
Large-cap	57,652,056
Mid-cap	63,516,503
Small-cap	31,432,561
Intermediate bond	(2,061,126)
International	20,393,940
Separate accounts	79,950,586
Collective trusts:
Target retirement date	121,069,754
Net appreciation in fair value of investments	$1,069,931,939

Note 5 - Fully Benefit-Responsive Investments

The Galliard Stable Value Fund (the Fund) is a separate account sponsored by Galliard Capital Management Inc. (Galliard). The beneficial interest of each participant is represented by units, with each unit representing an equal undivided interest in the underlying assets. Unit values are calculated daily and reflect the investment experience of the assets on that day. All contributions, interest, dividend or other income is reinvested in the Fund on a daily basis. Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.

The Fund is an investment option that seeks to provide safety of principal and a stable credited rate of interest, while generating competitive returns over time compared to other comparable investments. The Fund invests in assets which include investment grade fixed income securities or bond funds, and enters into wrap contracts issued by third parties. As of December 31, 2013, the Fund held five separate wrap contracts with insurance companies. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value and protect a portfolio in extreme circumstances.

The wrap contracts contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events which include: a substantive modification of the Fund or its administration; the complete or partial termination of the Plan or its merger with another plan; the transfer of assets from the Fund directly into a competing investment option; the redemption of all or a portion of the interest in the Fund due to the removal of a specifically identifiable group of employees from coverage under the participating plan, the closing or sale of a subsidiary, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

In the event the wrap contracts fail to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations, which may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets.

The wrap contracts are contractually obligated to pay the principal and a guaranteed interest rate for a specified period. Such interest rates are reviewed on a quarterly basis for resetting. The crediting interest rate is based on a formula agreed upon with the wrap contract providers, but may not be less than 0%. The crediting rate of the contract will track current market yields on a trailing basis. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract. The average yields earned by the Fund are as follows:

	December 31, 2013	December 31, 2012
Based on actual earnings (1)	1.39%	0.93%
Based on interest rate credited to participants (2)	2.08%	3.27%

(1)	Calculated by dividing the annualized earnings of all investments in the Fund by the period end fair value.

(2)	Calculated by dividing the annualized earnings credited to participants in the Fund (the crediting rate) by the period end fair value.

Both the Plan and the wrap providers have the right to cancel the wrap contracts under certain circumstances. The wrap contracts contain termination provisions, allowing the Fund or the wrap providers to terminate with notice, at any time at fair value, and provide for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The wrap providers are obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Fund defaults on its obligations under these wrap agreements, and such default is not corrected within the time permitted by these contracts, then the contracts may be terminated by the wrap provider and the Fund will receive the fair value as of the date of termination.

Note 6 - Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 7 - Exempt Party-in-Interest Transactions

Certain investments of the Plan include shares of common stock of Lowe’s Companies, Inc., the Plan Sponsor, shares of common stock of Wells Fargo, the Plan’s trustee and recordkeeper, and funds managed by Wells Fargo. Transactions in these investments qualify as exempt party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2013, and 2012, the Plan held 47,790,277 shares and 52,123,888 shares, respectively, of common stock of Lowe’s Companies, Inc., with a cost basis of $918,759,319 and $866,824,894, respectively. For the year ended December 31, 2013, the Plan recorded dividend income of $33,907,394 from these shares.

Note 8 - Tax Status

On April 21, 2010, a favorable determination letter response was received from the Internal Revenue Service (IRS) indicating that the Plan and related trust were designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. On January 31, 2013 the Plan Sponsor filed a Determination Letter Application with the IRS for the Plan document in effect prior to January 1, 2013, as amended, as well as the restatement of the Plan effective January 1, 2013. The Plan Sponsor, the Plan Sponsor’s benefits counsel and the Plan’s tax counsel continue to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Under GAAP, Company Management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury. Company Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Company Management believes it is no longer subject to income tax examinations for years prior to 2010.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Investments per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Participant-directed investments at fair value	$4,494,250,180	$3,533,690,090
Adjustment from fair value to contract value for fully benefit-responsive stable value fund (Notes 2 and 5)	(5,601,549)	(14,274,056)
Total Investments per Form 5500 Schedule of Assets	$4,488,648,631	$3,519,416,034

Note 10 - Delinquent Participant Contributions

During the 2013 Plan year, salary deferral contributions in the amount of $1,230 for 35 participants were not deposited into the Plan within the time frame prescribed by DOL. The failure to timely deposit these salary deferral contributions into the Plan is prohibited according to ERISA. In 2014, the Company reimbursed the Plan for the delayed deferral contributions in the amount of $1,230 plus lost interest related to the usage of funds.

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

EMPLOYER-RELATED INVESTMENTS:
*Lowe's Companies, Inc.	Common Stock	**	$2,368,008,225

Total employer-related investments			2,368,008,225

COLLECTIVE TRUSTS:
Vanguard Fiduciary Target Retirement Institutional	Collective Trust	**	27,340,875
Vanguard Fiduciary Target Retirement 2010	Collective Trust	**	22,750,727
Vanguard Fiduciary Target Retirement 2015	Collective Trust	**	55,761,097
Vanguard Fiduciary Target Retirement 2020	Collective Trust	**	96,880,409
Vanguard Fiduciary Target Retirement 2025	Collective Trust	**	104,817,916
Vanguard Fiduciary Target Retirement 2030	Collective Trust	**	92,110,039
Vanguard Fiduciary Target Retirement 2035	Collective Trust	**	86,074,501
Vanguard Fiduciary Target Retirement 2040	Collective Trust	**	75,144,047
Vanguard Fiduciary Target Retirement 2045	Collective Trust	**	81,516,372
Vanguard Fiduciary Target Retirement 2050	Collective Trust	**	113,012,957
Vanguard Fiduciary Target Retirement 2055	Collective Trust	**	16,838,188

Total collective trusts			772,247,128

REGISTERED INVESTMENT COMPANIES:
American Funds EuroPacific Growth Fund	Mutual Fund	**	129,486,822
American Funds New Economy R6 Fund	Mutual Fund	**	92,058,525
Eagle Small-Cap Growth Fund	Mutual Fund	**	79,328,569
PIMCO Total Return Fund	Mutual Fund	**	41,507,585
T. Rowe Price Institutional Mid-Cap Equity Growth Fund	Mutual Fund	**	230,839,028
T. Rowe Price Small-Cap Value Fund	Mutual Fund	**	49,822,570
Vanguard Institutional Index Fund	Mutual Fund	**	142,343,245

Total registered investment companies			765,386,344

GALLIARD STABLE VALUE FUND:
Security-backed contracts:
ING Life Insurance and Annuity Company	2.37%	**	45,679,936
Metropolitan Life Insurance Company	2.26%	**	50,408,282
New York Life Insurance Company	2.56%	**	24,735,662
The Prudential Insurance Company of America	2.69%	**	51,534,183
American General Life Insurance Company	2.34%	**	58,196,110
Total underlying securities of security-backed contracts at fair value			230,554,173

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	Receivables for investment securities sold	**	517,548
	Payables for investment securities purchased	**	(324,487)
	Accrued expenses	**	(90,490)
	Wrapper contract fee payable	**	(59,122)
Total security-backed contracts			230,597,622
	Adjustment from fair value to contract value for fully benefit-responsive stable value fund	**	(5,601,549)
Total security-backed contracts at contract value			224,996,073
Collective Trust Fund:
*Wells Fargo Short-term Investment Fund G	0.18%	**	26,703,732

Total Galliard Stable Value Fund			251,699,805

SEPARATELY MANAGED ACCOUNTS:
American Century Value Account:
ACE Ltd.	Common Stock	**	1,175,790
The ADT Corporation	Common Stock	**	1,473,634
Aflac Incorporated	Common Stock	**	687,372
Agilent Technologies, Inc.	Common Stock	**	253,638
Annaly Capital Management, Inc.	Common Stock	**	958,606
Apache Corporation	Common Stock	**	1,724,300
Apple Inc.	Common Stock	**	2,367,884
Applied Materials, Inc.	Common Stock	**	1,409,221
AT&T, Inc.	Common Stock	**	3,378,243
Becton, Dickinson and Company	Common Stock	**	700,617
Bed Bath & Beyond Inc.	Common Stock	**	241,783
Bemis Company, Inc.	Common Stock	**	486,564
Berkshire Hathaway Inc.	Common Stock	**	1,956,900
The Boeing Company	Common Stock	**	174,980
Boston Scientific Corporation	Common Stock	**	1,059,178
Cameron International Corporation	Common Stock	**	343,488
Capstead Mortgage Corporation	Common Stock	**	449,134
CareFusion Corporation	Common Stock	**	2,389,120
Carnival Corporation	Common Stock	**	822,079
CenturyLink, Inc.	Common Stock	**	876,990
Chevron Corporation	Common Stock	**	5,223,361
The Chubb Corporation	Common Stock	**	802,705
Cisco Systems, Inc.	Common Stock	**	2,847,334
Coach, Inc.	Common Stock	**	365,855
Commerce Bancshares, Inc.	Common Stock	**	1,027,765

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

ConAgra Foods, Inc.	Common Stock	**	463,712
Corrections Corporation of America	Common Stock	**	1,116,645
CST Brands, Inc.	Common Stock	**	676,750
Cullen/Frost Bankers, Inc.	Common Stock	**	961,561
CVS Caremark Corporation	Common Stock	**	634,253
Devon Energy Corporation	Common Stock	**	1,381,866
Diebold, Incorporated	Common Stock	**	375,852
Disney Enterprises Inc.	Common Stock	**	664,680
Dr Pepper Snapple Group, Inc.	Common Stock	**	945,363
EMC Corporation	Common Stock	**	1,262,002
Empire State Building Associates L.L.C.	Common Stock	**	761,144
Exxon Mobil Corporation	Common Stock	**	7,385,880
F5 Networks, Inc.	Common Stock	**	269,854
Franklin Resources Inc.	Common Stock	**	258,457
Freeport-McMoRan Copper & Gold Inc.	Common Stock	**	686,264
General Dynamics Corp.	Common Stock	**	841,700
General Electric Company	Common Stock	**	5,267,145
General Mills, Inc.	Common Stock	**	470,651
General Motors Company	Common Stock	**	862,561
The Goldman Sachs Group, Inc.	Common Stock	**	1,409,040
Great Plains Energy Incorporated	Common Stock	**	1,544,961
HCC Insurance Holdings, Inc.	Common Stock	**	816,217
Heartland Express, Inc.	Common Stock	**	834,085
Hewlett-Packard Company	Common Stock	**	781,593
The Hillshire Brands Company	Common Stock	**	872,550
The Home Depot, Inc.	Common Stock	**	1,453,466
Honda Motor Co., Ltd.	Common Stock	**	675,340
Hospira Inc.	Common Stock	**	997,449
Imperial Oil Ltd.	Common Stock	**	3,870,393
Intel Corporation	Common Stock	**	2,743,946
International Game Technology	Common Stock	**	776,921
International Speedway Corp. (Class A)	Common Stock	**	932,535
Japan Airlines Co. Ltd.	Common Stock	**	379,021
Johnson & Johnson	Common Stock	**	3,431,603
JPMorgan Chase & Co.	Common Stock	**	3,322,658
Kellogg Company	Common Stock	**	621,204
Koninklijke Philips Electronics N.V.	Common Stock	**	1,353,875
The Laclede Group, Inc.	Common Stock	**	622,076
Lifepoint Hospitals Inc.	Common Stock	**	1,211,304
Eli Lilly and Company	Common Stock	**	538,560
LPL Financial Holdings Inc.	Common Stock	**	785,730
Mallinckrodt Public Limited Company	Common Stock	**	392,473

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

Marsh & McLennan Companies, Inc.	Common Stock	**	732,799
Maxim Integrated Products, Inc.	Common Stock	**	549,827
Medtronic, Inc.	Common Stock	**	2,022,022
Merck & Co. Inc.	Common Stock	**	3,520,767
MetLife, Inc.	Common Stock	**	1,210,073
Microsoft Corporation	Common Stock	**	528,324
Mondelez International, Inc.	Common Stock	**	1,749,150
Newmont Mining Corporation	Common Stock	**	301,117
Nice-Systems Ltd.	Common Stock	**	524,534
Northern Trust Corporation	Common Stock	**	4,111,353
Northrop Grumman Corporation	Common Stock	**	223,146
Occidental Petroleum Corporation	Common Stock	**	3,141,058
Oracle Corporation	Common Stock	**	469,642
Peabody Energy Corp.	Common Stock	**	501,960
People's United Financial, Inc.	Common Stock	**	947,117
Pfizer Inc.	Common Stock	**	4,789,123
PG&E Corp.	Common Stock	**	2,000,788
Piedmont Office Realty Trust, Inc.	Common Stock	**	1,142,061
The PNC Financial Services Group, Inc.	Common Stock	**	2,722,205
Procter & Gamble Co.	Common Stock	**	4,556,111
QLogic Corp.	Common Stock	**	373,509
Qualcomm Incorporated	Common Stock	**	633,353
Quest Diagnostics Incorporated	Common Stock	**	516,661
Reinsurance Group of America Inc.	Common Stock	**	1,042,248
Republic Services, Inc.	Common Stock	**	3,841,207
Rockwell Collins, Inc.	Common Stock	**	292,723
Royal Dutch Shell plc	Common Stock	**	448,544
SanDisk Corp.	Common Stock	**	318,135
The Charles Schwab Corporation	Common Stock	**	697,398
Sonoco Products Co.	Common Stock	**	463,968
The Southern Company	Common Stock	**	476,424
Southwest Airlines Co.	Common Stock	**	741,712
Southwestern Energy Co.	Common Stock	**	1,525,532
Speedway Motorsports Inc.	Common Stock	**	538,828
State Street Corporation	Common Stock	**	695,737
Stryker Corporation	Common Stock	**	1,254,237
Sysco Corporation	Common Stock	**	1,105,057
Target Corp.	Common Stock	**	1,052,496
Teradyne Inc.	Common Stock	**	665,173
Textron Inc.	Common Stock	**	606,908
Total SA	Common Stock	**	3,107,020
Toyota Motor Corporation	Common Stock	**	464,023

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

The Travelers Companies, Inc.	Common Stock	**	503,855
Tyco International Ltd.	Common Stock	**	1,600,560
Piper Jaffray Companies, Inc	Common Stock	**	2,490,054
Ultra Petroleum Corp.	Common Stock	**	1,102,331
Unilever N.V.	Common Stock	**	644,494
United Parcel Service, Inc. (Class B)	Common Stock	**	529,708
UnitedHealth Group Incorporated	Common Stock	**	1,678,512
Unum Group	Common Stock	**	122,254
Wal-Mart Stores Inc.	Common Stock	**	1,234,489
Waste Management, Inc.	Common Stock	**	1,372,753
Wellpoint, Inc.	Common Stock	**	633,795
*Wells Fargo & Company	Common Stock	**	5,003,307
Werner Enterprises, Inc.	Common Stock	**	743,112
Westar Energy, Inc.	Common Stock	**	1,549,468
Western Digital Corporation	Common Stock	**	704,005
Woodward, Inc.	Common Stock	**	292,360
Xcel Energy Inc.	Common Stock	**	1,614,234
Zimmer Holdings, Inc.	Common Stock	**	918,760
*Wells Fargo Advantage 100% Treasury Money Market Fund	Money Market Mutual Fund	**	5,156,863
			173,348,865
	Accrued income receivable	**	363,551
	Receivables for investment securities sold	**	844,837
	Payables for investment securities purchased	**	(922,834)
	Accrued expenses	**	(190,953)
Total American Century Value Account			173,443,466

T. Rowe Price Mid-Cap Value Account:
Abercrombie & Fitch Co.	Common Stock	**	552,888
Automatic Data Processing, Inc.	Common Stock	**	177,782
ADTRAN, Inc.	Common Stock	**	823,805
Allegion Public Limited Company	Common Stock	**	378,532
American Electric Power Company, Inc.	Common Stock	**	1,182,522
Apollo Education Group, Inc.	Common Stock	**	215,828
Applied Materials, Inc.	Common Stock	**	2,975,458
Aramark	Common Stock	**	317,262
Archer-Daniels-Midland Company	Common Stock	**	2,117,920
ASML Holding N.V.	Common Stock	**	569,977
Avalonbay Communities, Inc.	Common Stock	**	543,858
Avon Products, Inc.	Common Stock	**	2,040,570
AVX Corporation	Common Stock	**	429,044

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

Beam, Inc.	Common Stock	**	394,748
Broadcom Corporation	Common Stock	**	1,755,280
Brown-Forman Corporation (Class B)	Common Stock	**	460,977
Bunge Limited	Common Stock	**	1,732,521
C.H. Robinson Worldwide, Inc.	Common Stock	**	1,382,658
Cablevision Systems Corporation	Common Stock	**	1,848,583
Calpine Corporation	Common Stock	**	1,195,963
Capitol Federal Financial, Inc.	Common Stock	**	1,071,735
CarMax, Inc.	Common Stock	**	639,472
Celanese Corporation	Common Stock	**	945,801
Charter Communications, Inc.	Common Stock	**	738,504
Cintas Corporation	Common Stock	**	1,763,864
CIT Group, Inc.	Common Stock	**	2,684,695
The Clorox Company	Common Stock	**	825,564
CNA Financial Corporation	Common Stock	**	1,698,444
Coach, Inc.	Common Stock	**	303,102
Commerce Bancshares, Inc.	Common Stock	**	613,426
CONSOL Energy, Inc.	Common Stock	**	2,354,676
CoreLogic, Inc.	Common Stock	**	902,462
Dolby Laboratories, Inc.	Common Stock	**	181,232
DreamWorks Animation SKG, Inc.	Common Stock	**	958,500
Duke Energy Corporation	Common Stock	**	499,149
Dynegy Inc.	Common Stock	**	1,183,600
E*Trade Financial Corporation	Common Stock	**	3,759,096
Enstar Group Limited	Common Stock	**	263,929
Exterran Holdings, Inc.	Common Stock	**	3,201,120
FactSet Research Systems Inc.	Common Stock	**	521,184
Fidelity National Financial, Inc.	Common Stock	**	1,560,845
First American Financial Corporation	Common Stock	**	2,129,100
First Horizon National Corporation	Common Stock	**	1,875,650
FirstEnergy Corp.	Common Stock	**	2,262,428
Flowers Foods, Inc.	Common Stock	**	933,945
Forest Laboratories, Inc.	Common Stock	**	1,212,606
Franco-Nevada Corporation (US)	Common Stock	**	484,806
Franco-Nevada Corporation (CAD)	Common Stock	**	609,833
The GAP, Inc.	Common Stock	**	1,008,264
Gold Fields Limited	Common Stock	**	562,880
Graham Holdings Company	Common Stock	**	1,127,644
Grouple Bruxelles Lambert S.A.	Common Stock	**	211,949
Harsco Corporation	Common Stock	**	1,009,080
Hasbro, Inc.	Common Stock	**	605,110
HealthSouth Corporation	Common Stock	**	1,106,224

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

Hess Corporation	Common Stock	**	2,506,600
Hospira, Inc.	Common Stock	**	2,844,192
Houghton Mifflin Harcourt Company	Common Stock	**	212,000
Humana Inc.	Common Stock	**	763,828
Ingersoll-Rand Public Limited Company	Common Stock	**	991,760
International Flavors & Fragrances Inc.	Common Stock	**	1,040,358
International Game Technology	Common Stock	**	315,984
Kellogg Company	Common Stock	**	1,019,869
Kemper Corporation	Common Stock	**	1,304,072
Kindred Healthcare, Inc.	Common Stock	**	785,652
Kohl's Corporation	Common Stock	**	1,713,850
The Kroger Co.	Common Stock	**	1,786,756
Legg Mason, Inc.	Common Stock	**	1,804,420
Lender Processing Services, Inc.	Common Stock	**	758,814
Life Technologies Corporation	Common Stock	**	1,993,540
Loews Corporation	Common Stock	**	1,152,936
Lonmin Plc	Common Stock	**	404,294
Louisiana-Pacific Corporation	Common Stock	**	323,925
Mallinckrodt Public Limited Company	Common Stock	**	940,680
ManpowerGroup Inc.	Common Stock	**	2,859,138
Marsh & McLennan Companies, Inc.	Common Stock	**	2,683,980
Mattel, Inc.	Common Stock	**	1,708,122
McCormick & Company, Incorporated (Non-Voting)	Common Stock	**	861,500
MeadWestvaco Corporation	Common Stock	**	1,927,746
Newmont Mining Corporation	Common Stock	**	1,103,137
News Corporation (Class A)	Common Stock	**	913,614
NiSource Inc.	Common Stock	**	917,352
Northern Trust Corporation	Common Stock	**	3,670,077
NRG Energy, Inc.	Common Stock	**	3,067,296
Nucor Corporation	Common Stock	**	58,718
ON Semiconductor Corporation	Common Stock	**	543,840
OneBeacon Insurance Group, Ltd.	Common Stock	**	297,416
Packaging Corporation of America	Common Stock	**	2,366,672
PBF Energy Inc.	Common Stock	**	1,031,888
Pepco Holdings, Inc.	Common Stock	**	397,904
PPL Corporation	Common Stock	**	1,730,175
The Progressive Corporation	Common Stock	**	1,047,168
Quest Diagnostics Incorporated	Common Stock	**	1,215,358
Rayonier Inc.	Common Stock	**	799,900
Sankyo Co. Ltd.	Common Stock	**	378,222
Scholastic Corporation	Common Stock	**	336,699
The Scotts Miracle-Gro Company	Common Stock	**	1,692,384

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

SEACOR Holdings Inc.	Common Stock	**	291,840
Select Medical Holdings Corporation	Common Stock	**	1,048,383
Southwest Airlines Co.	Common Stock	**	3,323,376
The St. Joe Company	Common Stock	**	754,167
Strayer Education, Inc.	Common Stock	**	575,649
SunTrust Banks, Inc.	Common Stock	**	1,314,117
Sysco Corporation	Common Stock	**	1,996,330
Talisman Energy Inc.	Common Stock	**	2,343,980
Telephone & Data Systems, Inc.	Common Stock	**	1,306,273
Tenet Healthcare Corporation	Common Stock	**	701,298
Textron Inc.	Common Stock	**	3,778,928
Tootsie Roll Industries, Inc.	Common Stock	**	163,871
Tribune Company	Common Stock	**	294,120
Valero Energy Corporation	Common Stock	**	922,320
Visteon Corporation	Common Stock	**	1,171,027
Vernado Realty Trust	Common Stock	**	1,127,633
Vulcan Materials Company	Common Stock	**	1,978,686
Washington Real Estate Investment Trust	Common Stock	**	598,016
Weingarten Realty Investors	Common Stock	**	795,180
Westamerica Bancorporation	Common Stock	**	1,106,616
Weyerhaeuser Company	Common Stock	**	1,685,838
White Mountains Insurance Group, Ltd.	Common Stock	**	2,110,780
WPX Energy, Inc.	Common Stock	**	2,309,054
Xylem Inc.	Common Stock	**	705,840
Zimmer Holdings, Inc.	Common Stock	**	223,656
Northern Funds	Money Market Mutual Fund	**	6,607,802
Weyerhaeuser Company	Preferred Stock	**	61,644
Radian Group Inc.	2.25%, $105,000 par, due 3/1/2019	**	154,481
Alcoa	5.25%, $502,400 par, due 3/15/2014	**	833,045
			157,461,881
	Accrued income receivable	**	145,113
	Receivables for investment securities sold	**	695,769
	Payables for investment securities purchased	**	(247,761)
	Accrued expenses	**	(191,339)
Total T. Rowe Price Mid-Cap Value Account			157,863,663

Total separately managed accounts			331,307,129

Total investments			$4,488,648,631
*    Permitted party-in-interest
**    Cost information is not required for participant-directed investments and, therefore, is not included.

EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4a –
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2013

		Total that Constitute Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
☐	Check here if late participant loan contributions are included	$—	$1,230	$—	$—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE'S 401(k) PLAN

June 27, 2014	/s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm